SEB

02 SEP 27 AM 9:27

2002-09-27

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Facsimile no: 001-202-942-9624

02055076

SUPPL

**Re: Skandinaviska Enskilda Banken AB (publ)—File No. 82-3637**

Ladies and Gentlemen:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") by Skandinaviska Enskilda Banken (the "Bank") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,

Gunilla Wikman

For and on behalf of
Skandinaviska Enskilda Banken

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

9/30

(Enclosure)

Press release

File – No 82-3637

Copenhagen 27 September, 2002

PRESS RELEASE

# SEB increases its ownership of Amagerbanken

SEB has purchased 239,434 shares in Amagerbanken, or 12 per cent, at market price, which means that SEB's total shareholding in Amagerbanken now corresponds to 30.37 per cent of the total number of shares in Amagerbanken. Thereby, SEB's total shareholding in Amagerbanken is 607 449 shares at par value of DKK 100 per share, corresponding to a total par value of DKK 60 744 900.

SEB has been operating in Denmark since 1994, when the Bank took over Diners Club. Since 1997, SEB carries on banking activities in Denmark and has grown within several areas such as bond trading, Internet/Telephone banking, Asset Management and Investment Banking.

- SEB has been a shareholder in Amagerbanken since 1999. We were recently offered to buy additional shares in Amagerbanken, which we regard as a good bank with an interesting profile and customer structure. In addition, the bank is located in the attractive growth area around Copenhagen. We have consequently decided to accept the offer and believe that this will open new opportunities for co-operation within some areas, which can be beneficial to our customers, says *Fleming Carlborg*, Executive Vice President SEB.

**For further information please contact**
Fleming Carlborg, Executive Vice President SEB, Telephone +46 70 591 1913
Gunilla Wikman, Head of Group Communications, SEB, Telephone +46 8 76381 25 or +46 70 763 81 25

Press release

**File – No 82-3637**

**SEB** is a North-European banking group operating in Sweden, Germany, the Baltic countries and the rest of the Nordic region. SEB offers its services both to private individuals and the largest multinationals. On 30 June 2002, SEB had a total staff of 19,400, of which approximately 9,500 in Sweden. SEB has a total of 4.5 million customers and close to 600 branch offices in Sweden, Germany and the Baltic countries.

**SEB operates in Denmark** since 1997 (through Diners since 1994) and has about 385 employees at present:

- SEB Merchant Banking and Securities Services work with large companies and financial institutions within bond trading and custody services, among other things
- SEB A/S offers private customers retail and private banking services
- SEB Kort includes Diners Card and Eurocard
- SEB Asset Management is one of the most important asset managers in Denmark, with about DKK 80 billion in total assets under management
- Enskilda Securities is engaged in equity trading, equity research and corporate finance

**Amagerbanken** is Denmark's seventh largest bank and has a strong position in the growth region Öresund. The bank has 490 employees and 26 branch offices in the Copenhagen region, Århus and Odense. Amagerbanken has approximately 110,000 private and corporate customers and offers a broad range of banking services, including special housing and car loan solutions, retirement savings and corporate leasing.
Last year total income amounted to DKK 612 M, while income after tax was DKK 117 M.]

More information about SEB is found on www.seb.net or www.seb.dk.

SEB

# Fax

| To | | From | |
|---|---|---|---|
| Office of International Commission | | SEB | |
| **Company** | | **Department** | |
| Securities & Exchange Commission | | Group Communications | |
| **Fax** | **Telephone** | **Fax** | **Telephone** |
| | | +46-8-611 15 49 | |
| **Date** | **Pages, including this** | **E-mail** | |
| 2002-09-27 | 4 | | |

Re: Skandinaviska Enskilda Banken AB (publ) – File No. 82-3637

| Mailing Address | Office Address | Telephone | Internet |
|---|---|---|---|
| SE – 106 40 STOCKHOLM | Kungsträdgårdsg 8 | +46 8 763 80 00 | www.seb.net |

Skandinaviska Enskilda Banken AB (publ). Corporate Identity Number: 502032-9081. Registered Office: Stockholm